UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: August 10, 2015	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN CONCERT (INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY INVESTMENT CLIENTS)

Rules 8.1, 8.2 and 8.4 of the Takeover Code (the “Code”)

1.	KEY INFORMATION

(a)	Identity of the party to the offer or person acting in concert making the disclosure:	Levy Gerzberg

(b)	Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient

(c)	Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	CSR plc

(d)	Status of person making the disclosure: e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)	Person acting in concert with Offeree

(e)	Date dealing undertaken:	6 August 2015

(f)	Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	NO

2.	POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

Class of relevant security:	ORDINARY SHARES OF 0.1P
	Interests			Short positions
	Number		%	Number	%
(1) Relevant securities owned and/or controlled:	31,840 (7,960 ADS	)*	0.02
(2) Derivatives (other than options):
(3) Options and agreements to purchase/sell:

TOTAL:	31,840 (7,960 ADS	)*	0.02

*	Shares held in the form of American Depositary Shares (“ADS”). 1 ADS is equivalent to 4 ordinary shares.

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities (including directors’ and other executive options)

Class of relevant security in relation to which subscription right exists:

Details, including nature of the rights concerned and relevant percentages:	See attached appendix 1

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.	DEALINGS BY THE PERSON MAKING THE DISCLOSURE

(a)	Purchases and sales

Class of relevant security	Purchase/sale	Number of securities		Price per unit
Ordinary Shares of 0.1p*	Transfer to a charitable organisation	14,108 (3,527 ADS	)*	$55.69
				(aggregate value $196,418.63)

*	Shares held in the form of American Depositary Shares (“ADS”). 1 ADS is equivalent to 4 ordinary shares.

(b)	Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit
N/A	N/A	N/A	N/A	N/A

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii)	Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit
N/A	N/A	N/A	N/A

(d)	Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)
N/A	N/A	N/A	N/A

The currency of all prices and other monetary amounts should be stated.

2

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person:

If there are no such agreements, arrangements or understandings, state “none”

N/A

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to:

(i)     the voting rights of any relevant securities under any option; or

(ii)    the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

N/A

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO

Supplemental Form 8 (SBL)	NO

Date of disclosure:	10 August 2015

Contact name:	Brett Gladden

Telephone number:	01223 692168

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk. The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

3

Appendix 1 – Answer to 2.(b)

Name	Share Scheme Details	Date of Grant	Number of CSR ADSs	Exercise price		Exercise period

Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	26.04.2007	11,739	US$	34.0700	26.04.2008 - 26.04.2017

Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	26.04.2007	46,320	US$	34.0700	26.04.2008 - 26.04.2017

Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	28.04.2010	6,429	US$	16.9900	28.04.2011 - 28.04.2020

Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	10.05.2011	93,704	US$	14.8700	10.05.2012 - 10.05.2021

Notes

1. These options vested on a phased basis. The exercise period shown for each grant reflects the date on which the first vesting occurred.

2. Options are in respect of American Depository Shares (“ADSs”). 1 ADS is equivalent to 4 ordinary shares.

4

10 August 2015

CSR plc

(the “Company”)

Director Dealing

The Company announces that on 6 August 2015, Dr. Levy Gerzberg, a non-executive director of the Company, transferred to a charitable organisation 14,108 shares in the form of 3,527 American Depositary Shares (“ADSs”) (each ADS representing four CSR ordinary shares), at an aggregate value of $196,418.63 (equivalent to $55.69 per ADS). The transfer by Dr. Gerzberg was for tax reasons. Following the transaction, Dr. Gerzberg’s holding is 4,433 ADSs (equivalent to 17,732 ordinary shares). A separate announcement concerning the transactions in accordance with Rule 8 of the Takeover Code has been issued.

Ends

10 August 2015

CSR plc

Shareholder Notification

CSR plc (the “Company”) has received a notification from a registered shareholder pursuant to the FCA’s Disclosure and Transparency Rules. The registered shareholder has advised that the number of shares held by them in the Company as an indirect holding, in which they have voting rights, are as follows:

JPMorgan Chase & Co.

Through

J.P. Morgan Securities Plc

8,267,329 ordinary shares (4.95%)

Ends